

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of South Street Securities LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of South Street Securities LLC (the "Company") as of December 31, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2022

We have served as the Company's auditor since 2002.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

South Street Securities LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	30,113,965
Financial instruments owned, at fair value (cost $1,388,235,093)		1,383,489,900
Securities purchased under agreements to resell		
(includes $12,743,660,829 at fair value)		28,275,642,243
Securities borrowed		759,865,666
Receivables from brokers, dealers and clearing organization		10,284,024
Other trading assets		24,707,095
Accrued interest receivable		299,200
Right of use asset		7,017,389
Other assets		6,584,614
Total assets	$	30,498,004,096

Liabilities and Member's Equity

Liabilities		
Securities sold under agreements to repurchase		
(includes $515,313,176 at fair value)	$	29,382,780,340
Securities loaned		760,046,486
Payable to clearing organization		87,957,633
Other trading liabilities		4,933,716
Lease liability		7,518,650
Accrued expenses		10,878,382
Total liabilities		30,254,115,207
Commitments and contingencies (refer to Note 6)		
Member's equity		243,888,889
Total liabilities and member's equity	$	30,498,004,096

The accompanying notes are an integral part of this financial statement.